

Mail Stop 3010

January 8, 2010

Jeffrey H. Fisher
Chief Executive Officer
Chatham Lodging Trust
50 Cocoanut Row, Suite 200
Palm Beach, FL 33480

>   **Re: Chatham Lodging Trust**
>   **Amendment No. 1 to Registration Statement on Form S-11**
>   **Filed December 7, 2009**
>   **Amendment No. 2 to Registration Statement on Form S-11**
>   **Filed December 18, 2009**
>   **File No. 333-162889**

Dear Ms. Fisher:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please revise your disclosure to clearly identify your promoters in accordance with Items 11 and 23 of Form S-11. Please also provide the nature and amount of anything of value received or to be received, directly or indirectly, by your promoters as required by Item 404(c) of Regulation S-K. See also Rule 405 of Regulation C. See also Instruction to Item 11.

2.   We note your response to previous comment 1 and reissue that comment. Even though you are under contract to acquire six properties, you have yet to identify a significant amount of the properties you intend to acquire. Therefore, we continue to view your offering as a "blind pool" offering. In addition, because of the relationship of Mr. Fisher to Innkeepers and yourself, it appears that Innkeepers may be a "program" to which the prior performance requirements of Industry Guide 5 apply. To the extent you believe that Innkeepers is outside of the ten year period, please provide us additional information regarding when you believe the offering "closed." We may have further comments upon reviewing your response.

3.   Please revise your disclosure beginning on page 62 to discuss in greater detail the material provisions in your referenced documents that restrict the abilities of your manager, its employees and affiliates to partake in such activities as outlined in Item 25 of Form S-11. In particular, please clarify whether any director, officer, security holder or affiliate can (i) have any direct or indirect pecuniary interest in any investment to be acquired or disposed of by you or your subsidiaries and (ii) engage for their own account in business activities of the types conducted by you and your subsidiaries.

4.   We have referred your response to previous comment 5 to the Division of Investment Management, which may have further comments.

5.   We note your response to our prior comment 9 and reissue that comment in part. Please remove the discussion of the enterprise value of Innkeepers at the time of its sale and of its growth from 7 hotels to 74 hotels.

Risk Factors, page 9

General

6.   We reissue previous comment 12. Please review and revise your risk factors to ensure that each risk factor presents a single and separately identifiable risk. As an example, refer to your first risk factor beginning on page 11. The discretion that your executive officers retain in investing the offering proceeds is a separate risk than the amendment and/or of your investment policies.

If we are unable to timely complete the purchase of the initial acquisition hotels…page 10

7.   Refer to the second sentence of this risk factor. Please revise to remove this sentence, which mitigates the risk you are describing. Such mitigating language is not appropriate for the risk factors disclosure.

Use of Proceeds, page 31

8.   We reissue previous comment 18. Please revise to give a more accurate approximation of how long you expect it to take to invest the offering proceeds, considering the time necessary to meet the acquisition criteria set forth as part of your investment strategy.

Business, 39

9.   We note your response to our prior comment 21. Please describe in additional detail your methodology for calculating the total return of 318%.

Compensation Discussion and Analysis, page 57
Certain Relationships and Related Transactions, page 66

10.   We will continue to monitor your future amendments for compliance with previous comments 31 and 34.

Financing policies, page 63

11.   We note your revised disclosure in response to previous comment 33; however, it remains unclear from your revisions whether there are limits on the amount of leverage you may use. Please revise as previously requested.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page F-8

12.   Please clarify to us and in future filings how you arrived at offering proceeds of $193,990, and whether this includes the underwriters' over-allotment.

******

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: David C. Wright, Esq.
        Hunton & Williams LLP *(via facsimile)*